Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 1, 2020,
Prospectus Supplement dated June 4, 2020,
Prospectus Supplement dated August 7, 2020,
Prospectus Supplement dated September 9, 2020,
Prospectus Supplement dated November 6, 2020,
Prospectus Supplement dated December 4, 2020,
Prospectus Supplement dated February 5, 2021, and
Prospectus Supplement dated March 10, 2021)

May 14, 2021

Oxford Lane Capital Corp.

$500,000,000
Common Stock

This prospectus supplement supplements the prospectus supplement dated June 4, 2020 (the “First Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “Second Prospectus Supplement”), the prospectus supplement dated September 9, 2020 (the “Third Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “Fourth Prospectus Supplement”), the prospectus supplement dated December 4, 2020 the (“Fifth Prospectus Supplement”), the prospectus supplement dated February 5, 2021 the (“Sixth Prospectus Supplement”), the prospectus supplement dated March 10, 2021 (the “Seventh Prospectus Supplement”) and the accompanying prospectus thereto dated June 1, 2020 (the “Base Prospectus,” and, together with the First Prospectus Supplement, Second Prospectus Supplement, Third Prospectus Supplement, Fourth Prospectus Supplement, Fifth Prospectus Supplement, Sixth Prospectus Supplement, the Seventh Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. in an “at-the-market” offering pursuant to an equity distribution agreement dated June 4, 2020, with Ladenburg Thalmann & Co. Inc. Oxford Lane Capital Corp.’s (the “Company”) investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to Ladenburg Thalmann & Co. Inc., if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and under the “Supplementary Risk Factors” sections beginning respectively on page 2 of the Seventh Prospectus Supplement and page 5 of each of the Sixth Prospectus Supplement, Fourth Prospectus Supplement, and Second Prospectus Supplement, as well as in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to May 13, 2021, we sold a total of 19,836,326 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $107.7 million and net proceeds were approximately $106.2 million, after deducting the sales agent’s commissions and offering expenses.

APRIL 2021 FINANCIAL UPDATE

On May 12, 2021, we announced the following net asset value (“NAV”) estimate as of April 30, 2021.

•        Management’s unaudited estimate of the range of the NAV per share of our common stock as of April 30, 2021 is between $6.23 and $6.33. This estimate is not a comprehensive statement of our financial condition or results for the month ended April 30, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending June 30, 2021 may differ materially from this estimate, which is given only as of April 30, 2021.

•        As of April 30, 2021, the Company had approximately 101.4 million shares of common stock issued and outstanding.

We believe that the COVID-19 pandemic represents an extraordinary circumstance that materially impacts the fair value of and prospective cash flows from the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after April 30, 2021 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further impacted by the effects of the COVID-19 pandemic, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in the Base Prospectus, and under similar headings in the documents that are incorporated by reference into this prospectus supplement and the Base Prospectus, including the section titled “Risks and Uncertainties” in our most recent Annual Report on Form N-CSR, as well as in any of our subsequent SEC filings.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.